Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0262 F: (202) 637.3593 OwenPinkerton@eversheds-sutherland.us

April 8, 2022

Via EDGAR

Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Natural Gas Fund, LP

Amendment No. 1 to Registration Statement on Form S-1

Filed March 18, 2022

Registration Statement on Form S-1

Filed March 15, 2022

File No. 333-263572

Dear Mr. Envall:

On behalf of United States 12 Month Natural Gas Fund, LP (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated March 30, 2022, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comment are set forth below in italics, followed by the Fund’s responses. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we have included both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version filed on March 15, 2022.

Registration Statement on Form S-1 Filed March 15, 2022

UNL's Investment Objective and Strategy, page 1

1.	Please describe the impact of Russia’s invasion of the Ukraine on your investment objective and strategy. In addition to the general impact, please also consider the impact supply chain issues may have, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your investment objective and strategy. If you do not expect the impact to be material, please discuss why.

Response:      The Fund acknowledges the Staff’s comment and advises the Staff that, while Russia’s invasion of Ukraine has impacted the price of natural gas and futures contracts tied to natural gas prices, it has not materially impacted the ability of the Fund to achieve its investment objective. The Fund’s investment objective is for the daily changes in percentage terms of its shares’ per share net asset value (“NAV”) to reflect the daily changes in percentage terms of the price of natural gas delivered at the Henry Hub, Louisiana, as measured by the daily changes in the average of the prices of 12 futures contracts on natural gas traded on the New York Mercantile Exchange (the “NYMEX”), consisting of the near month contract to expire and the contracts for the following 11 months, for a total of 12 consecutive months’ contracts, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire and the contracts for the following 11 consecutive months (the “Benchmark Futures Contracts”), plus interest earned on the Fund’s collateral holdings, less its expenses. United States Commodity Funds, LLC, the Fund’s general partner (“USCF”), believes that the war in Ukraine has raised concerns among investors that a global natural gas supply shortage is possible, particularly if Russia reduces or cuts supply to Europe. Natural gas prices in the United States, however, have historically been driven by domestic supply and demand and have not been impacted by the war in Ukraine to the same degree as prices of natural gas in Europe, where Russia is a significant exporter of natural gas. USCF believes that domestic supply and demand of natural gas are likely to remain the dominant influences on prices in the U.S., while extraordinary international events will influence volatility and price direction at times. The Fund’s investment objective relates to tracking price movements in the Benchmark Futures Contracts, which track the spot prices of natural gas delivered to Henry Hub, Louisiana. As a result, its ability to achieve its investment objective has not been materially impacted, and the Fund has no plans to make any material changes to its investment strategy.

The Fund has included additional disclosure regarding the natural gas market and the impact Russia’s invasion of Ukraine has had on natural gas prices and the futures markets in response to the Staff’s comment below. USCF continues to monitor the war in Ukraine and the resulting impact it has on the Fund’s ability to continue to achieve its investment objective.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

April 8, 2022

Investment Risk

Russia's invasion of Ukraine, and sanctions brought by the United States and other countries against Russia, page 9

1.	Please place the impacts of current geopolitical events on the natural gas market in context by quantifying, to the extent information is available, natural gas prices, the price of any natural gas futures contracts, the extent to which the natural gas futures market is experiencing backwardation, the price of your shares, and the increased trading volume of natural gas futures and your shares as of the most recent practicable date.

Response: The Fund has included revised disclosure on pages 9, 13 and 31 of Amendment No. 2 in response to the Staff’s comment. Specifically, the Fund has revised its disclosure to provide additional information as to the primary drivers of price movements in the U.S. As noted in response to Comment No. 1, domestic supply and demand of natural gas are the dominant influences on prices of natural gas in the U.S. The Fund has also included disclosure related to the current period of backwardation in the natural gas futures market, noting that there was a spike in backwardation in late January 2022 that reflected the reaction of futures prices to extreme weather, which pre-dated but has been exacerbated by the war in Ukraine. While the war in Ukraine has driven up U.S. prices, volatility in the U.S. has been considerably lower than that experienced by the benchmark European natural gas futures contract, which rapidly tripled in price before falling back to a level that was closer to but still notably higher than U.S. prices.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Raymond A. Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	James M. Cain, Esq.
Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.